Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended

	June 30,	July 1,	July 2,
	2006	2005	2004

	(In millions except ratios)
Earnings:
Net Income	$237.9	$202.2	$132.8
Plus: Income Taxes	142.9	96.2	62.6
Fixed Charges	46.7	33.0	31.4
Amortization of Capitalized Interest	—	—	—
Less: Interest Capitalized During the Period	—	—	—
Undistributed Earnings in Equity Investments	—	—	—

	$427.5	$331.4	$226.8

Fixed Charges:
Interest Expense	$36.5	$24.0	$24.5
Plus: Capitalized Interest	—	—	—
Interest Portion of Rental Expense	10.2	9.0	6.9

	$46.7	$33.0	$31.4

Ratio of Earnings to Fixed Charges	9.15	10.04	7.22